UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 08, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendency relating to the Essential Fact about the Board of Directors of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, August 09, 2006

DA.036/06

Mr.

Alberto Etchegaray de la Cerda

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendency

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the ninth section and second clause of the tenth section of Law number 18.045, and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendency, enclosed I send you a report of certain relevant events about the company and the public offering.

Sincerely yours,

FRANCISCO J. ERRAZURIZ OVALLE

President

Supermercados Unimarc S.A.

Inc.: the above mentioned

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Inscription Registers of Values No. 447

According to article ninth and ten of the Law 18.045 and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendency, I hereby communicate a relevant information on the Company:

In the Board Meeting of August 8, 2006, the resignation of Mr. Enrique Barriga Ugarte as General manager of the company, was accepted.

The Board unaneousmely congratulated and expressed its gratitude for the work performed by Mr. Barriga, wishing him success in his future projects.

In this same Board meeting it was agreed to name Mr. Elias Errazuriz Errazuriz as General Manager of the company, as accepted his resignation as Board Director of the company.

SANTIAGO, 09 de Agosto de 2006

DA.036/06

Senor

Alberto Etchegaray de la Cerda

Superintendente de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

En virtud de lo establecido en el articulo noveno e inciso segundo del articulo 10 de la Ley 18.045, y de conformidad a lo senalado en la Norma de Caracter General Nro. 30, acompano la informacion de cierto hecho que reviste el caracter de esencial o relevante respecto de la sociedad.

Saluda atentamente a usted,

________________________________________________________

FRANCISCO J. ERRAZURIZ OVALLE

Presidente

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad a lo establecido en el articulo 9 y 10 de la Ley Nro 18.045, y de conformidad a lo senalado en la Norma de Carácter General Nro 30, acompano la informacion de cierto hecho que reviste el caracter de esencial o relevante para la sociedad:

Que en Sesion de Directorio de fecha 8 de Agosto de 2006, se acordo aceptar la renuncia del senor Juan Enrique Barriga Ugarte como Gerente General de la sociedad. En esa oportunidad el Directorio aprueba y agradece por unanimidad la gestion realizada por el senor Barriga, deseandole el mayor de los exitos en sus nuevos desafíos profesionales.

En la misma Sesion el Directorio acordo designar al senor Elias Errazuriz Errazuriz como Gerente General de la sociedad, una vez tomado conocimiento de su renuncia como Director de la Compañía.